

June 3, 2014

Via facsimile
Mr. Derrick A. Jensen, Chief Financial Officer
Quanta Services, Inc.
2800 Post Oak Blvd., Suite 2600
Houston, TX 77056

> **Re: Quanta Services, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 3, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2014**
> **Form 10-Q for the quarter ended March 31, 2014**
> **Filed May 8, 2014**
> **File No. 1-13831**

Dear Mr. Jensen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Segment Results, page 47

1.   We note that you do not quantify the impact of the various factors that affected your revenues from period to period. For example, on page 47, you state that the Electrical Power and Infrastructure Services revenues were negatively impacted by lower revenues related to renewable energy projects, but you do not quantify the impact. Similarly, you

do not quantify the impact of the increase in pipeline projects in the Oil and Gas Infrastructure Services segment. These are just examples. In future filings please quantify the effects of such factors and also discuss whether you believe these factors are the result of a trend, and, if so, whether you expect it to continue and how it may impact your financial condition and results of operations. Please also discuss the impact of individual material projects, as appropriate. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please supplementally show us what your revised disclosure will look like in future filings.

Definitive Proxy Statement filed April 10, 2014

Compensation Discussion and Analysis, page 24

2013 Grants of Plan-Based Awards Table, page 51

2.   We note that the information disclosed under the heading "Estimated Possible Payments Under Equity Incentive Plan Awards" in the Grants of Plan-Based Awards table does not match the disclosure on page 36 regarding the Supplemental Incentive Plan. For example, the target payout for each of the named executive officers is significantly higher on page 36 than what is disclosed as the target payout on page 51. In addition, the grant date fair value of the awards made under the Supplemental Incentive Plan as disclosed in the Grants of Plan-Based Awards Table is higher than the maximum payout listed. Please advise as to the inconsistencies in the disclosure. In addition, in future filings, please discuss the reasons for any significant increases in SIP Target Incentive awards year-over-year, such as that that occurred from 2012 to 2013.

Form 10-Q for the quarter ended March 31, 2014

Item 1 – Financial Statements

Note 10 – Commitments and Contingencies, page 26

Collective Bargaining Agreements, page 31

3.   We note the disclosures you provide regarding the partial withdrawal liability you recorded related to the Central States Plan, including the fact that you increased your estimated withdrawal liability during the period ended March 31, 2014. Since you disclose revised withdrawal estimates provided by the Central States Plan but did not disclose the additional amount you accrued, the amount of reasonable possible additional loss is not clear. Please revise future to filings to clarify the amount of the reasonable possible additional loss as required by ASC 450-20-50.

<u>Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 46</u>

<u>Sources and Uses of Cash, page 46</u>

4.   Please expand your disclosures in future annual and quarterly filings to more fully discuss the reasons for material changes in working capital items, including explaining the specific reasons for changes in accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable, and billings in excess of costs and estimated earnings on uncompleted contracts. Also, based on the significance of accounts receivable, it appears to us you should revise future annual and quarterly filings to disclose, and discuss the reasons for material changes in, days sales outstanding. Refer to Section 501.13.b.1 of the SEC Codification of Financial Reporting Policies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief